Form N-SAR, Sub-Item 77C
Submission of matters to a vote of security holders


Nuveen New York Select Tax-Free Income Portfolio
33-46943
811-6624

A special meeting of shareholders was held in the offices of Nuveen Investments on October 12, 2007, with the meeting being subsequently adjourned to October 22, 2007 and then adjourned to November 8, 2007 and the November 12, 2007, at this meeting shareholders were asked to vote on a new
Investment Management Agreement.

Voting results for the new investment management agreement are as follows:

<c>To approve a new investment management agreement
<c>Common and MuniPreferred shares voting together as a class
   For
    1,960,633
   Against
       156,631
   Abstain
         81,318
   Broker Non-Votes
       847,875
      Total
    3,046,457



Proxy materials are herein incorporated by reference to the SEC filing on August 22, 2007, under Conformed Submission Type DEF 14A, accession number 0000950134-07-018727.